Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 4561
Washington, DC 20549

Attention: Mr. William H. Demarest
                  Staff Accountant

Dear Mr. Demarest:

Re:	Tao Minerals Ltd. (the “Company”)
Form 8-K and Form 8-K/A
Filed April 5, 2006 and April 6, 2006
Your File No. 333-123560

     Thank you for your letter of April 6, 2006 with your comments on the Company's filings. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 8-K filed April 5, 2006

1.	Please find enclosed a letter from the Company’s independent accountants, DeLeon & Company in response to your comment.

Exhibit 16

2.	The Company has filed a further amended Form 8-K/A with a revised letter from the former accountant.

As requested, we enclose the Company’s letter acknowledging responsibility for the accuracy and adequacy of the disclosure in the filing. The letter has also been filed on Edgar.

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 8-K shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP Per: /s/ William L. Macdonald William L. Macdonald

WLM/mll
Encls.